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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Eastern European Hedge Fund
Released	07:02 30-Apr-07
Number	7015V

RNS Number:7015V
Charlemagne Capital Limited
30 April 2007

30 April 2007

Charlemagne Capital Favours Russian Domestic Equities

Eastern European Hedge Fund Generates Strong Returns in Q1 Downturn

Charlemagne Capital ("Charlemagne") the specialist emerging markets equity investment management group, predicts that Russian equity success stories are likely to be domestic economy oriented in 2007. Charlemagne's OCCO Eastern European Fund ("the Fund"), a hedge fund investing in Eastern European equities, has increased its Russian gross exposure to 103%, a record high for the Fund, representing 59% of total gross exposure.

Andrew Wiles, Portfolio Adviser to the Fund commented: "Current market conditions lend themselves very well to our bottom up investment process with markets seemingly more valuation conscious. This supports our confidence in increasing risk levels in the Fund via an increase in gross exposure as opposed to adjusted net market exposure. We continue to see major inefficiencies across Eastern Europe and Russia providing the opportunity for generating alpha."

The Fund returned 8.17% in 2007 to end of March versus the Eurekahedge Eastern Europe and Russia Hedge Fund Index which was up 6.48% over the same period (with volatility of more than twice that of the Fund). The Fund was up 3.27% in February despite a fall in markets over the month, demonstrating that its stock picking alpha strategy is capable of generating strong returns in down markets. Annualised returns are 16.4% with volatility of circa 8% since launch in 2002. The Fund is currently open to new investors and will close again once it reaches its targeted capacity.

The Fund's star performer in March on the long side was Wimm Bill Dann, a leading producer of dairy and juice products in Russia and the CIS, whose shares rose by 26.2% following well-received 2006 financial results. IMSG, the Russian based London-listed advertising company also enjoyed an 18.8% rally in its share price. Both have contributed to the Fund's recent impressive performance. The short book also generated alpha with average performance below that of respective country indices, all via stock specific shorts.

Charlemagne Capital's OCCO funds all employ a long / short equity strategy, investing across global emerging markets with a bottom up value approach and aim to produce consistent absolute and risk-adjusted performance by exploiting inefficiencies in the markets through both long and short positions. The funds are managed with a maximum standard deviation of 12% per annum. The OCCO Eastern European Fund is non directional in contrast to most emerging markets hedge

funds which tend to have a long bias. The OCCO Eastern European Fund was the first hedge fund which Charlemagne Capital launched in December 2001.

Enquiries

Charlemagne Capital 020 7518 2100
Varda Lotan, Marketing Director

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

Notes to Editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

The OCCO fund range is Charlemagne Capital's hedge fund range, consisting of the OCCO Eastern European, Global Emerging Markets, Asia and Latin America funds. All of the OCCO funds employ a long/short equity strategy investing across global emerging markets with a bottom up approach. The funds aim to produce consistent absolute & risk adjusted performance by exploiting inefficiencies in the markets through both long & short positions. The funds have a maximum standard deviation target of 12% p.a.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

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